Exhibit (a)(5)(E)

The Hackett Group, Inc. Announces Final Results of Its

$40 Million Dutch Auction Tender Offer

MIAMI, FL – December 8, 2025 – The Hackett Group, Inc. (NASDAQ: HCKT) (“Hackett” or the “Company”), a leading generative artificial intelligence (“Gen AI”) consultancy and executive advisory firm, today announced the final results of its modified “Dutch auction” tender offer (the “Offer”) to purchase up to $40 million in value of its common stock, par value $0.001 per share (the “Common Stock”), which expired at 12:00 midnight, New York City time, at the end of the day on December 4, 2025.

Based on the final count by Computershare Trust Company, N.A., the depositary for the Offer, a total of 2,031,733 shares of Hackett’s Common Stock were properly tendered and not properly withdrawn at or below the final purchase price of $20.00 per share, including shares that were tendered through notice of guaranteed delivery.

Hackett has accepted for purchase a total of 2,031,733 shares of its Common Stock at a purchase price of $20.00 per share, for an aggregate cost of approximately $40.6 million, excluding fees and expenses relating to the Offer. Included in the 2,031,733 shares that Hackett purchased are 31,733 shares that Hackett elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding shares of Common Stock. As Hackett accepted for purchase all of the shares which were properly tendered and not properly withdrawn at a price at or below $20.00, there is no proration factor. The 2,031,733 shares accepted for purchase in the Offer represent approximately 7.49 percent of Hackett’s currently issued and outstanding shares of Common Stock.

The depositary will promptly pay for the shares accepted for purchase in accordance with the terms and conditions of the Offer.

Questions regarding the tender offer may be directed to BofA Securities, Inc. at (888) 803-9655 or to Georgeson LLC at (866) 989-5463.

About The Hackett Group, Inc.

The Hackett Group, Inc. (NASDAQ: HCKT) is a Gen AI strategic consulting and executive advisory firm that enables Digital World Class® performance. Using AI XPLR™ and ZBrain™ – our ideation through implementation platforms – our experienced professionals help organizations realize the power of Gen AI and achieve quantifiable, breakthrough results, allowing us to be key architects of their Gen AI journey.

Our expertise is grounded in unparalleled best practices insights from benchmarking the world’s leading businesses – including 97% of the Dow Jones Industrials, 90% of the Fortune 100, 70% of the DAX 40 and 51% of the FTSE 100.

Trademarks

The Hackett Group®, quadrant logo, and Digital World Class® are the registered marks of The Hackett Group®.

Investor Contact

Robert A. Ramirez

Chief Financial Officer

(305) 375-8005

rramirez@thehackettgroup.com

Forward-Looking Statements

This press release contains “forward-looking statements,” including statements regarding the closing of the tender offer, that involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those in the forward-looking statements. Factors that could impact such forward-looking statements include, among others, developments or changes in general economic or market conditions, developments or changes in the securities markets, developments or changes in our business, financial condition or cash flows, as well as other risks detailed in our Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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